X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 APR 16 AM 11:56

March 28, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the two most recent news releases for X-Cal Resources Ltd. (dated March 27 & March 28, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 4/23

X-Cal Resources Ltd.

TSE/XCL **March 27, 2002**

News Release

Sleeper Potential Presented

Presentations by X-Cal Resources Ltd. to institutional investors in Paris, Geneva, and Zurich have been well received. The Company is allocating up to 3 million private placement units at a price of $0.24 per unit. The units consist of one common share of X-Cal Resources and one half warrant. Two half warrants will entitle the subscriber to purchase an additional share at $0.30 for up to two years.

The summary of recent presentations to investors has dealt with the overall potential of the large gold system that is present in the Sleeper Gold Property relative to the small market capitalization of X-Cal Resources Ltd. The merits of the Company's two other gold properties were also discussed.

The Company has recently released the Sleeper Gold database to the geologic and investment communities and will continue to the make the entire database for this Nevada gold property available upon request.

Early indications from Sleeper data recipients are favorable. The database has been delivered to several of the worlds largest gold mining companies and to technically able consultants who are in the employ of gold producers. A recent property visit to Sleeper by one of these companies has been encouraging.

Kinross Gold Corporation has also assigned a team to re-evaluate Sleeper.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-Cal Resources Ltd.

TSE/XCL **March 28, 2002**

News Release

Clarification

X-Cal Resources Ltd. wishes to clarify that the headlines placed by Canada-Stockwatch before our press releases on their website are not written by X-Cal.

Several shareholders have inquired about the unusual headline which preceded our news release dated March 27, 2002 (Mar.26 on Stockwatch). The release was officially titled "Sleeper Potential Presented" by X-Cal.

The unofficial headline by Stockwatch, which preceded X-Cal's release, was not written or authorized by X-Cal. The management of X-Cal disagrees with the wording of this particular headline.

Unedited news releases are available from X-Cal Resources Ltd. Company news is also disseminated through agencies approved by The Toronto Stock Exchange.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*